VANDERKAM & ASSOCIATES
ATTORNEYS AT LAW
1301 TRAVIS, #1200
HOUSTON, TX 77002
(713) 547-8900
(713) 547-8910 FACSIMILE

March 4, 2008

Sondra Snyder
U.S. Securities & Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re:            IWI Holding Limited
   File No. 0-25108

Dear Ms. Snyder:

Your letter of February 1, 2008 has been referred to this office for response.  Each of the numbers below correspond with the numbers of your letter of that date.

1.	Item 15, Management’s annual report on internal controls over financial reporting has been revised.

2.
The disclosure has been revised to include a statement that our annual report does not include an attestation report of our independent registered accountants on Management’s annual report on internal controls over financial reporting.

3.	There were no changes in our internal controls over financial reporting and such is disclosed in Item 15.

4.	Certifications have been revised to conform to the wording set forth in Item 12, of the Instructions as to Exhibits of Form 20-F.

5.	The report of Blackman Kallick has been included in the filing. In addition, the opinion of Spector & Wong has been revised.

6.
Net sales, gross profits, and selling general and administrative expenses for the year ended December 31, 2005 and 2004 have been revised to conform with those in the amendment to Form 20-F for the year ended 2005.  The disclosure as to these items has also been revised throughout the report.

7.	Restructuring costs have been broken out separately as required by SFAS 146. The information required to be disclosed by this SFAS has also been included.

8.	The restructuring cost relate to the transfer of a portion of the computer system from Chicago, IL to China. As such, we believe that these costs are includable under paragraph 2 of SFAS 146.

9.
Against all of our sales, we take an allowance for returns based on our historic.  When a return is actually received, it is charged against the allowance for returns and not directly against sales.  Therefore, because a reserve has already been established which reduce revenue when the sale was made and this is what is charged when a return is received, we believe this complies with FASB 48, as the returns were never included in sales.

10.
The line items in our consolidated balance sheet that include the amount ($250,000)  relating to the class action is “accrued liabilities” for the cash portion of the settlement, and we  charged inventory for the coupon value of the jewelry, assuming all coupons were redeemed.

Please contact the undersigned directly should you have any questions or need any further information.

VANDERKAM & ASSOCIATES

By:	/s/ Hank Vanderkam
Hank Vanderkam